U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

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                            NOTIFICATION OF LATE FILING         SEC FILE NUMBER
                                                                    333-562
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                                   (Check One):                  CUSIP NUMBER
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            [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [X] Form 11-K
                  [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR


              For Period Ended:                      December 31, 1997
                                 ...............................................
              [  ]Transition Report on Form 10-K
              [  ]Transition Report on Form 20-F
              [  ]Transition Report on Form 11-K
              [  ]Transition Report on Form 10-Q
              [  ]Transition Report on Form N-SAR
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For the Transition Period Ended:
                                 ...............................................
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   Real Attached Instruction Sheet Before Preparing Form.  Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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   If the  notification  relates  to a  portion  of the  filing  checked  above,
identify the Item(s) to which the notification relates:     Not  Applicable
                                                         .......................
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Part 1--Registrant Information
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   Full Name of Registrant       Knight Transportation, Inc.
                                 (Knight Transportation, Inc. 401(k) Plan and
                                 Trust Agreement)

   Former Name if Applicable     Not Applicable
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   Address of Principal Executive Office (Street and Number)
                                                          5601 West Buckeye Road
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   City, State and Zip Code   Phoenix, Arizona  85043
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
Part II--Rules 12b-25(b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III--Narrative
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State below in  reasonable  detail the  reasons  why Form 10-K and Form  10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed)

              The  audit  of the  Company's  401(k)  Plan  could  not be  timely completed,  without  unreasonable effort or expense,  due to the difficulties in
reconciling   the  records  of  Smith  Barney,   who  previously   handled  Plan
investments,   with  the  information  provided  by  Prudential  Company,  which succeeded Smith Barney in handling the assets of the Plan. Smith Barney has been
unable  to  provide  the  Company   with   adequate   information   to  complete
reconciliation of records and the audit. During 1997, Smith Barney held the 401(k) Plan assets; in mid-year the assets were transferred to Prudential. The Company has been unable to obtain adequate information from Smith Barney to reconcile its accounts with those of Prudential. As a result of these difficulties, neither the Company nor its accountants have been able to obtain the information necessary to complete the audit in a timely manner. The audit of the 401(k) Plan will be completed and Form 11-K filed within 15 days of its due date (June 29, 1998).
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Part IV--Other Information
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   (1)  Name and telephone number of person to contact in regard to this notification
                        Clark Jenkins            (602)           269-2000
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                           (Name)             (Area Code)     (Telephone Number)

   (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [X] Yes        [ ] No

   (3) Is it anticipated that any significant change in results of operations from the correspondence period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [X] Yes        [ ] No

   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See below.

   It is anticipated that the financial statements for the Company's 401(k) Plan for the year ending December 31, 1997, will show an increase in Plan assets due to employer and employee contributions and an increase in the balance of participants' accounts due to earnings from asset appreciation during the year ending December 31, 1997. For the year ended December 31, 1997, the Plan received contributions of 545,672, interest and dividends of $57,053, and had unrealized appreciation of $130,290. The Plan paid distributions of $91,820 for the year ended December 31, 1997. The Plan's net increase in assets for the same year was $641,195. The net assets of the Plan for the year ended December 31, 1997, were $1,797,716, compared to $1,156,521 for the year ended December 31, 1996.



                           Knight Transportation, Inc.
                        (401(k) Plan and Trust Agreement)
         ...............................................................
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
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Date    June 29, 1998           By /s/ Clark A. Jenkins, Chief Financial Officer
    ........................       .............................................
                                       Clark A. Jenkins, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                    ATTENTION

    Intention misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

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
                                                      Tull Forsberg & Olson
                                                               TF&O
                                                   Certified Public Accountants


                         Part 2. Accountants' Statement



         The undersigned, the independent public accountants for the Knight Transportation, Inc. 401(k) Plan (the "Plan"), hereby certify that the audit of the Plan required to be filed as part of the Form 11-K for the fiscal year ending December 31, 1997, could not be timely completed, without unreasonable effort or expense, due to the inability of the Company and its accountants to obtain adequate information from Smith Barney to reconcile balances held by Smith Barney prior to the transfer of Plan assets from Smith Barney to Purdential in mid-1997. This inability to obtain information has not resulted from any delay by the Company or its independent public accountants.



         Dated this 26th day of June 1998.


                                             /s/ Tull Forsberg & Olson


John J. Tull
Franklin C. Forsberg
Lynn C. Olson
Philip D. Miller
Richard A. Kobasic


5225 N. Central Ave. o Suite 220 o Phoenix, Arizona 85012
602 277-5447
FAX 602 285-9872